



David Rickert · 2nd

Founder - Resonate Music Media | Founder - BroadData
Conferencing

Louisville, Kentucky Area · 500+ connections · **Contact info**

 **Resonate Music Med**

University of Kentuc

Experience



Founder
Resonate Music Media, Inc.
2016 – Present · 4 yrs
Louisville, Kentucky Area

https://www.getresonate.com/



Member | Board of Directors
Vampr
Jan 2020 – Present · 10 mos
Greater Los Angeles Area

http://www.vampr.me/



Founder
BroadData Conferencing
2003 – Present · 17 yrs
Louisville, Kentucky Area

https://www.broaddata.com/



President

National Telecommunications Network

1993 – Present · 27 yrs
Louisville, Kentucky Area

http://www.nationaltelecom.net/



Founder

mpowr.io
2016 – 2018 · 2 yrs
Louisville, Kentucky Area

Show 2 more experiences ⌄

Education



University of Kentucky

MBA
1983 – 1984



University of Kentucky

Bachelor of Science in Accounting
1979 – 1983
Activities and Societies: Lambda Chi Alpha

Trinity High School

1975 – 1979

Skills & Endorsements

VoIP · 46

Jeremy Evans and 45 connections have given endorsements for this skill

Sales · 39

 Endorsed by **Terry Eisenman, who is highly skilled at this**

Telecommunications · 33

Endorsed by **Dale Cooper and 3 others who are highly skilled at this**

Show more ⌄

